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                                                                  [METLIFE LOGO]

First MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

July 27, 2006

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

RE: POST-EFFECTIVE AMENDMENT NO.11 TO THE REGISTRATION STATEMENT ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO.333-96795)

Dear Mr. Lamont:

First MetLife Investors Insurance Company (the "Depositor"), First MetLife Investors Variable Annuity Account One (the "Registrant"), and General American Life Insurance Company (the "Guarantor") acknowledge, with respect to the above referenced filing, that:

..    Should the Commission or the Staff, acting pursuant to delegated authority, accelerate the effective date of the filing pursuant to Rule 461 and permit the filing to go effective pursuant to Rule 485(a)(3), it does not foreclose the Commission from taking any action with respect to the filing; and;

..    The action of the Commission or the Staff, acting pursuant to delegated authority, in accelerating the effective date of the filing pursuant to Rule 461 and permitting the filing to go effective pursuant to Rule 485(a)(3), does not relieve Depositor, Registrant and Guarantor from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

..    Depositor, Registrant and Guarantor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

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July 27, 2006


If you have any questions or further comments, please call Tom Conner at
(202) 383-0538 or Michele Abate at (617) 578-3514.

Sincerely,

FIRST METLIFE INVESTORS INSURANCE COMPANY

By: /s/ Richard C. Pearson
    -----------------------------
    Richard C. Pearson
    Executive Vice President,
    General Counsel and Secretary


GENERAL AMERICAN LIFE INSURANCE COMPANY

By: /s/ William C. Lane
    ------------------------------------
    William C. Lane
    Vice President and Associate General Counsel


cc:  W. Thomas Conner, Partner
     Sutherland Asbill & Brennan, LLP

     Michele H. Abate, Assistant General Counsel
     Metropolitan Life Insurance Company